                                                                    Exhibit 99.1
Contact:
Richard B. Egen
Chairman
(847) 229-2020


                     AKSYS APPOINTS WILLIAM DOW PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER

Lincolnshire, IL -- August 30, 1999 -- Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today announced the appointment of William C. Dow as its President and Chief Executive Officer, succeeding Lawrence H.N. Kinet.

William Dow brings to Aksys a proven track record of successful leadership in early-stage companies during 25 years in the medical device and service industries. He has had extensive experience in guiding the development and market introduction of complex medical devices, employing both hardware and disposables in a combination similar to that used in the kidney dialysis field. Most recently, he has been President and Chief Executive Officer of PLC Medical Systems, Inc., a pioneer in the development of products used to perform transmyocardial revascularization (TMR), a new medical treatment for patients suffering from coronary artery disease. Working with leading researchers and premier heart surgery centers around the world, PLC developed the world's first FDA-approved TMR laser device, a sophisticated system known as The Heart Laser.
(TM)

Prior to joining PLC, Mr. Dow had been the President and Chief Executive Officer of Deknatel Snowden Pencer Worldwide, Inc., a $100 million medical device manufacturer of surgical products used primarily in the cardiovascular area, which is now part of Genzyme Corporation. During his four year tenure, he achieved sales growth of over 20% and doubled operating profits. Previous career assignments included positions of increasing responsibility in marketing and sales with a series of medium and large size U.S. and internationally based, global health care companies, including Griffith Micro Science, Kendall, Terumo and American Hospital Supply.

Mr. Dow stated, "I am delighted to be joining Aksys at such a pivotal time in the development of its breakthrough PHD kidney dialysis technology. It is not often that one has the opportunity to work with a product that we believe not only will be beneficial to the patient, but will also be economically advantageous to payors. With the PHD System's therapeutic benefits, and the promise it holds to reduce the overall cost of treating dialysis patients, its potential is tremendously exciting."

Lawrence H.N. Kinet's resignation as President and Chief Executive Officer, and as a member of the Board of Directors is effective September 1, 1999. Mr. Kinet, however, will continue to serve as a consultant to the Company.

Mr. Kinet said, "Through the first half of 1999, Aksys has made great progress. We expanded our strategic alliance with Teijin and received a $14 million cash payment. This important development along with the recent IDE approval by the FDA has generated increased momentum for the PHD System and allowed me to accelerate my own personal timetable. Accordingly, the Board and I agreed that it was extremely important to identify new leadership as expeditiously as possible to shepherd the PHD System through the clinical trial process and for filing of the 510K. I am confident that a smooth transition will take place which will help assure continued progress on the timeline already established for completion of these next critical milestones, and for the successful introduction of the PHD System to the market."

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.


This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, and risks related to the regulatory approval process. Regulatory risks include the timing, scope and results of the Company's clinical trials, and whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance.

                                      ###